Exhibit 99.1
FORDING CANADIAN COAL TRUST

Special Meeting of Securityholders of
Fording Canadian Coal Trust
(“Fording”)
September 30, 2008
REPORT OF VOTING RESULTS
(Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations)
This report describes the matter voted upon and the outcome of the vote at the Special Meeting of unitholders of Fording (“Unitholders”), holders of phantom units of Fording (“Phantom Unitholders”) and holders of exchange options of Fording (“Exchange Optionholders” and, together with the Unitholders and Phantom Unitholders, the “Securityholders”) held on September 30, 2008. The matter set out below is described in greater detail in the Notice of Special Meeting of Securityholders and Management Information Circular dated September 6, 2008 (the “Circular”).
Matter Put to a Vote
Special resolution (the “Arrangement Resolution”), the full text of which is attached as Appendix A to the Circular, approving an arrangement under Section 193 of the Business Corporations Act (Alberta) involving, among other things, the acquisition by Teck Cominco Limited (“Teck”) of all of the assets and assumption of all of the liabilities of Fording, all as more fully described in the Circular.
Outcome of Vote
The Arrangement Resolution received the Requisite Level of Approval (as such phrase is defined in the Circular), and as such, was passed:

	Number of Votes Cast by Securityholders		Percentage of Votes Cast by Securityholders
	Present in Person or Represented		Present in Person or
	by Proxy		Represented by Proxy
	Votes	Votes	Votes	Votes
	FOR	AGAINST	FOR	AGAINST

Unitholders	87,990,440	1,154,631	98.70%	1.30%

Securityholders	88,131,589	1,154,631	98.71%	1.29%

Unitholders (excluding the votes cast by Teck and certain other parties related to or affiliated with Teck that must be excluded in accordance with applicable securities laws)	58,479,569	1,154,631	98.06%	1.94%